Exhibit 99.75

NEWS RELEASE

CARBON STREAMING ANNOUNCES INVESTMENT INTO TWO CARBON CREDIT PROJECTS IN

THE BONOBO PEACE FOREST

TORONTO, ONTARIO, June 3, 2021 – Carbon Streaming Corporation (“CSC” or the “Company”) is pleased to announce it has entered into an exclusive term sheet with the Bonobo Conservation Initiative (“BCI”) to provide initial funding for BCI to develop two carbon credit projects within the Bonobo Peace Forest (“BPF”) located in the Democratic Republic of Congo (“DRC”). These projects are dedicated to the preservation of the endangered bonobo species (Pan paniscus), a great ape and one of humanity’s closest genetic relatives, and their native rainforest habitat.

The Bonobo Peace Forest is a growing network of community-managed protected areas, creating a unique biodiversity conservation corridor for bonobos and other wildlife. The BPF currently spans 5,258,700 hectares (ha), an area larger than Massachusetts, Connecticut and Rhode Island combined. The two projects account for over 67% of the total area within the BPF and offer a combined potential to avoid and remove hundreds of millions of tonnes of carbon dioxide equivalent (CO2e) over the 30-year span of the agreement. These projects also generate multiple social and economic benefits for local communities which will spearhead the biodiversity conservation measures.

Justin Cochrane, President & CEO of the Company stated, “Carbon Streaming is thrilled to be partnering with BCI to develop these two vital projects that fight climate change, invest in their local communities and protect the endangered bonobos and many other species.” Mr. Cochrane continued, “This investment builds on CSC’s previously announced blue carbon project investment in Mexico and shows our commitment to supporting carbon credit projects around the world that also provide substantial community and biodiversity benefits.”

The two carbon credit projects in the BPF will mitigate current threats of deforestation and degradation through natural resource management. They are located within the Sankuru Nature Reserve (3,057,000 ha) and the Kokolopori Bonobo Reserve (479,480 ha). The Sankuru Reserve contains some of the highest biomass forests in the Congo Basin at 400+ tonnes per hectare. The Kokolopori Bonobo Reserve is BCI’s flagship community conservation site and boasts one of the world’s largest known bonobo populations. Several bonobo groups here are uniquely habituated to the presence of humans, affording opportunities for scientific research and ecotourism.

The REDD+ framework developed by the United Nations Framework Convention on Climate Change (UNFCCC) will be used to define the projects, both of which are anticipated to be certified through the Verified Carbon Standards (VCS) administered by Verra, an international institution based in Washington

D.C. that manages carbon credit standards.

BCI, established in 1998, champions a community-based conservation approach in which local people steward their own natural resources. The BCI team, led by Founder & President Sally Jewell Coxe, brings extensive management experience in REDD+ project development, including monitoring and evaluation, community outreach, training, capacity building, and biodiversity conservation management. BCI team members have executed multiple carbon credit and conservation projects around the globe, including validation of the first VCS REDD+ project in the DRC. BCI has earned a strong reputation for its commitment to making community development a centerpiece of sustainable conservation efforts. The program offers additional co-benefits contributing alternative sources of income for thriving local communities.

CSC was advised by Carbon Advisors LLC and Stikeman Elliott LLP acted as legal counsel to CSC.

About the Bonobo Peace Forest

Twenty years in the making, BCI’s Bonobo Peace Forest initiative has been supported by a host of past and present partnerships with local communities, NGO conservation groups, government ministries, multinationals, humanitarian organizations, celebrities, and scientific institutions including, but not limited to: Vie Sauvage, DRC Ministry of the Environment, Congolese Institute for Conservation of Nature (ICCN), United Nations, Conservation International, the African Development Bank, DFID, USAID, Care2, the Max Planck Institute for Evolutionary Biology, Harvard University, and the DRC Center for Research in Ecology and Forestry (CREF). The indigenous Mongandu, in partnership with BCI and managing partner NGO Vie Sauvage, have initiated several promising livelihood programs such as sustainable agriculture, micro-credit and conservation enterprises, a health clinic, and aid for local schools. In 2020, Vie Sauvage was awarded the United Nations’ prestigious Equator Prize.

About Carbon Streaming Corporation

Carbon Streaming Corporation is a unique ESG principled investment vehicle offering investors exposure to carbon credits, a key instrument used by both governments and corporations to achieve their carbon neutral and net-zero climate goals. The Company intends to invest capital through carbon credit streaming arrangements with project developers and owners to accelerate the creation of carbon offset projects by bringing capital to projects that might not otherwise be developed. Many of these projects will have significant social and economic co-benefits in addition to their carbon reduction or removal potential.

ON BEHALF OF THE COMPANY:

“Justin Cochrane”

Justin Cochrane, President and CEO

info@carbonstreaming.com

www.carbonstreaming.com

More information on the Bonobo Conservation Initiative can be found on their website at https://www.bonobo.org.

Cautionary Statement Regarding Forward-Looking Information

This news release contains certain information which constitutes ‘forward-looking statements’ and ‘forward-looking information’ within the meaning of applicable Canadian securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward- looking statements are often identified by terms such as “may”, “should”, “anticipate”, “expect”, “potential”, “believe”, “intend” or the negative of these terms and similar expressions. Forward-looking statements in this news release include, but are not limited to: statements and figures with respect to the development, implementation, validation and verification of carbon projects; statements and figures with respect to the generation of local community benefits; statements with respect to the conservation and protection of forestry and endangered species; statements with respect to the creation of carbon credits; and, statements with respect to the business and assets of the Company and its strategy going forward. Readers are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements involve known and unknown risks and uncertainties, most of which are beyond the Company’s control. Should one or more of the risks or uncertainties underlying these forward-looking statements materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance or achievements could vary materially from those expressed or implied by the forward-looking statements.

The forward-looking statements contained herein are made as of the date of this release and, other than as required by applicable securities laws, the Company does not assume any obligation to update or revise them to reflect new events or circumstances. The forward-looking statements contained in this release are expressly qualified by this cautionary statement.

No securities regulatory authority has approved of the contents of this news release.